Exhibit 3.1

TRADE STREET RESIDENTIAL, INC.

AMENDMENT NUMBER 1 TO

THIRD AMENDED AND RESTATED BYLAWS

Pursuant to the resolutions duly adopted by the Board of Directors of Trade Street Residential, Inc., a Maryland corporation (the “Company”), and in accordance with Article XIV of the Third Amended and Restated Bylaws of the Company (the “Bylaws”), effective March 18, 2015, the Bylaws are amended to add a new Section 3 of Article XV to the Bylaws. The full text of such Section 3 of Article XV reads as follows:

Section 3. EXCLUSIVE FORUM FOR CERTAIN LITIGATION. Unless the Corporation consents in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of any duty owed by any director or officer or other employee of the Corporation to the Corporation or to the stockholders of the Corporation, (c) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the MGCL or the charter or Bylaws of the Corporation, or (d) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation that is governed by the internal affairs doctrine.